Exhibit 99.1
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      SINOVAC BIOTECH LTD. SIGNS AVIAN FLU VACCINE CO-DEVELOPMENT AGREEMENT
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         WITH CHINA CENTRE OF DISEASE CONTROL AND PREVENTION (CHINA CDC)
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BEIJING, December 16, 2004 - Sinovac Biotech Ltd. ("Sinovac") ("the Company")
(AMEX: SVA) announces that it has signed an Avian Flu Vaccine Co-development Agreement with China Centre of Disease Control and Prevention (China CDC).

China CDC is responsible for surveillance of influenza prevalence, molecular epidemiology study of the virus strain, guidance and establishment of avian flu vaccine development strategy, participation in avian flu vaccine research and development, and the design of the technical roadmap. Sinovac is responsible for avian flu vaccine research and development based on the established technical platform and vaccine application and production. Furthermore, China CDC is responsible for conducting several tests, including genome analysis on the virus strains used in the vaccine R&D, antigen analysis, and immunization protection analysis among others. Lastly, China CDC is also responsible for providing guidance on the scope of use of the vaccine, storage of the vaccine, and the evaluation of the protection of the vaccine.

The two parties intend to apply for government funding for this avian flu vaccine co-development project.

Under the terms of the agreement, the new drug certificate, production license, and patents will all be applied for by Sinovac and as a result the commercial rights will be owned by Sinovac.

The World Health Organization influenza network began providing the prototype bird flu virus early in 2004 to vaccine makers around the world. Sinovac received the virus in April 2004.


About China CDC
---------------

Chinese Center for Disease Control and Prevention (China CDC) is the nonprofit government funded institution working in the fields of disease control and prevention, public health management and provision of service. China CDC is committed to retain the nation's stability, to protect the country's security, and to enhance people's health through disease prevention. The tenet of China CDC is to rely on science and study, to be based on intelligence, and to focus on disease control.


Avian Flu
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World health authorities have recently warned that if the current avian flu virus mutates into a form that spreads easily among people it could lead to the next global flu pandemic, which could kill tens of millions of people worldwide. Pandemics occur when a completely new flu strain emerges for which humans have no immunity.

Influenza experts and world health authorities are concerned that the recent appearance and widespread distribution of an avian influenza virus, H5N1, has the potential to ignite the next flu pandemic. Given the current threat, world health authorities are currently urging all countries to develop or update their influenza pandemic preparedness plans for responding to the widespread socioeconomic disruptions that would result from having large numbers of people sick or dying.

Central to preparedness is an estimate of how deadly the next pandemic is likely to be. Experts' answers to this question have ranged from 2 million to over 50 million. All these answers are scientifically grounded. There are several reasons for the wide range of estimates.

Some estimates are based on extrapolations from past pandemics but significant details of these events are disputed, including the true numbers of deaths that resulted. The most precise predictions are based on the pandemic in 1968 but even in this case estimates vary from one million to four million deaths. Similarly, the reported number of deaths from the Spanish flu pandemic of 1918 by different investigators ranges from 20 million to well over 50 million. Extrapolations are problematic because the world in 2004 is a different place from 1918. The impact of greatly improved nutrition and health care needs to be weighed against the contribution the increase in international travel would have in terms of global spread. The specific characteristics of a future pandemic virus cannot be predicted. It may affect between 20-50% of the total population. It is also unknown how pathogenic a novel virus would be, and which age groups will be affected.

The level of preparedness will also influence the final death toll. Even moderate pandemics can inflict a considerable burden on the unprepared and disadvantaged. Planning to maintain health care systems will be especially crucial. Good health care will play a central role in reducing the impact, yet the pandemic itself may disrupt the supply of essential medicines and health care workers may fall ill. Because of these factors, confidently narrowing the range of estimates cannot be done until the pandemic emerges. World health authorities state that even in the best case scenarios of the next pandemic, 2 to 7 million people would die and tens of millions would require medical attention. If the next pandemic virus is a very virulent strain, deaths could be dramatically higher. The global spread of a pandemic cannot be stopped but preparedness will reduce its impact.

In summary, world health authorities believe that the appearance of H5N1, which is now widely entrenched in Asia, signals that the world has moved closer to the next pandemic. While it is impossible to accurately forecast the magnitude of the next pandemic, it is known that much of the world is currently unprepared for a pandemic of any size.


Selection of Recent Media Articles about Avian Flu
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WHO warns of dire flu epidemic - CNN
http://edition.cnn.com/2004/HEALTH/11/25/birdflu.warning/index.html
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Tens of millions could die from flu - International Herald Tribune
http://www.iht.com/articles/2004/11/29/news/flu.html
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Avian flu could cost Asia $130 billion - CIDRAP News
http://www.cidrap.umn.edu/cidrap/content/hot/avianflu/news/dec0304avianflu1.html
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WHO Urges Preparation for Flu Outbreak - Associated Press
http://www.newsday.com/news/health/wire/sns-ap-flu-threat,0,250919.story?coll=
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sns-ap-health-headlines
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U.N. Health Official Foresees Tens of Millions Dying in a Global Flu - New York
Times
http://www.nytimes.com/2004/11/29/health/29cnd-flu.html?ex=1103259600&en=
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2d3bf715830f2d3d&ei=5070&oref=login&ei=5070&en=98715eb05b94c57b&ex=
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1103086800&adxnnl=1&adxnnlx=1102968197-bYSpA1+w8iJ5G0OXxTLo/g
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WHO says bird flu could kill 100 million - Australian Broadcasting Corporation
http://www.abc.net.au/pm/content/2004/s1254963.htm
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line.

Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS. The Company is co-developing a vaccine targeting avian flu with China CDC.

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive regular updates on Sinovac please send your email request to info@sinovac.com.
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Contact: Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND
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IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.